13D                    Page 1 of 4 Pages

             SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
       PURSUANT TO RULES 13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a) (Amendment No. )

                                Aydin Corporation
                                (Name of issuer)

                          Common Stock $1.00 Par Value
                         (Title of class of securities)

                                   054681 10 1
                                 (CUSIP number)

                                  June 10, 1998
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed astatement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 054681 10 1                 13G                  Page 2 of 4 Pages


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S
     DENTIFICATION NO.OF ABOVE PERSONS

            SoGen International Fund, Inc. 13-2672902
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [ ]
         (b)   [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

         OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUTANT TO ITEM 2(D) OR 2(E)          [  ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
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NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:

     7.   SOLE VOTING POWER
              0
     -----------------------------------------------------------------------
     8.   SHARED VOTING POWER
              372,100

          Under its investment advisory contract, the Fund has delegated the power to vote or direct the vote of the Shares and the power to dispose or direct the disposition of the Shares to its investment adviser, Societe Generale Asset Management Corp., and thus has shared voting and dispositive power.
     -----------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER
             0
     -----------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

              372,100

          Under its investment advisory contract, the Fund has delegated the power to vote or direct the vote of the Shares and the power to dispose or direct the disposition of the Shares to its investment adviser, Societe Generale Asset Management Corp., and thus has shared voting and dispositive power.
     ------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             372,100
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES* [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.2%
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14.  TYPE OF REPORTING PERSON*

             IV
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* SEE INSTRUCTIONS BEFORE FILLING OUT 13G

                         13G            Page 3 of 4 Pages

Item 1.    Security and Issuer
--------------------------------
Common Stock, $1 Par Value
Aydin Corporation ("Aydin"), 700 Dresher Road, Horsham, PA 19044


Item 2.    Identity and Background
---------------------------------------
     SoGen International Fund, Inc. (the "Fund")is a corporation organized under the laws of the State of Maryland with its principal place of business at 1221 Avenue of the Americas, New York, NY 10020. The Fund is an investment company registered under Section 8 of the Investment Company Act of 1940.

     During the last five years, the Fund has not been convicted in a criminal proceeding.

     During the last five years, the Fund was not a party to a civil judgment, decree or final order as described in Item 2(e) of the special instructions for complying with schedule 13D.


Item 3.    Source and Amount of Funds or Other Consideration
-------------------------------------------------------------
     The funds used to purchase the shares of Aydin reported hereby are part of the investment capital of the Fund.


Item 4.    Purpose of Transaction
------------------------------------
     The last  purchase  of  shares of Common  Stock of Aydin  Corporation  (the
"Shares") made by the Fund was made on May 13, 1997. The last transaction made by the Fund was a sale on April 16, 1998. The Fund acquired the Shares as an investment and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended.

     The Fund intends to exercise its rights as a shareholder to maximize the value of its holdings. In this regard, the Fund's investment adviser, Societe Generale Asset Management Corp. (the "Adviser"), acting on behalf of the Fund, has initiated informal discussions with the management and Board of Directors of Aydin concerning the addition of a new director to Aydin's Board of Directors. This, and other measures (as yet undetermined) that might be taken, may be considered to have the purpose of influencing or changing the control of Aydin.


Item 5.    Interest in Securities of the Issuer
------------------------------------------------

(a) As of June 12, 1998, the Fund held 372,100 Shares which represented approximately 7.2% of the outstanding shares of common stock of Aydin, based on total shares outstanding of 5,173,400.

(b) Under its investment advisory contract, the Fund has delegated the power to vote or direct the vote of the Shares and the power to dispose or direct the disposition of the Shares to its investment adviser, and thus has shared voting and dispositive power.

     The Adviser owns no other interest in Aydin and to its knowledge none of its other advisory clients has any interest in the shares of Aydin or has participated in any action involving such shares in the past sixty days.

(c)  No shares have been purchased since May 13, 1997.

     The last transaction made by the Fund was a sale of 2,900 shares on April 13, 1998, at $11.278 per share. The shares were sold in the open market on the New York Stock Exchange.

                              13G                             Page 3 of 4 Pages


Item 6.   Contracts, Agreements,Understandings or
          Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------
     To  the  best   knowledge  of  the  Fund,   no   contracts,   arrangements,
understandings or relationships described in Item 6 exist among the persons named in Item 2 or between such persons and any person.


Item 7.    Material to be Filed as Exhibits.
----------------------------------------------------
     None



- ----------------
* Previously filed


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 12, 1998


SOGEN INTERNATIONAL FUND, INC.
By: /s/ JEAN-MARIE EVEILLARD
------------------------------
Jean-Marie Eveillard/President